UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IMMUNOCLIN CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

45256L 109

(CUSIP Number)

Raymond C. Dabney

Suite 900

555 – Burrard Street

Vancouver BC, V7X 1M9

310.650.3788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

April 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45256L 109

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Raymond C. Dabney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) X
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,000,000 Shares of Common Stock (See Item 4 for additional information relating to the Reporting Person’s ownership of shares of Series A Preferred Stock).
	8.	SHARED VOTING POWER 0 (See Item 4 ).
	9.	SOLE DISPOSITIVE POWER 11,000,000 Shares of Common Stock (See Item 4 ).
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (each, a “Share”, and collectively, the “Shares”), of Immunoclin Corporation, a Nevada corporation (“Immunoclin” or the “Issuer”). The principal executive offices of Immunoclin are located at 1420 N Street NW, Suite 102, Washington, DC 20005.

Item 2.	Identity and Background

This Schedule 13D is being filed by Mr. Raymond C. Dabney (the “Reporting Person”), who has sole voting and dispositive power over 11,000,000 Shares.

The Reporting Person’s business address is Suite 900, 555 – Burrard Street, Vancouver BC, V7X 1M9. The Reporting Person’s present principal occupation is as President and Chief Executive Officer at Cannabis Science, Inc. at the business address referenced in this Item 2.

On February 8, 2010, the United States District Court for the District of Arizona entered a final judgment permanently restraining and enjoining the Reporting Person from engaging in certain enumerated acts in violation of Section 5 of the Securities Act of 1933 (the "Securities Act"). In addition, the Reporting Person was liable for disgorgement of profits and interest for a total of $143,337.10 and a civil penalty of $50,000 under Section 20(d) of the Securities Act.

The Reporting Person is a natural person and is currently a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person acquired the beneficial interest in the Shares that triggered the filing of this Schedule 13D as further described in Item 4 hereto.

Item 4.	Purpose of Transaction

The Reporting Person acquired the 11,000,000 Shares for investment purposes.

On April 5, 2013, Castor Management Services Inc. ("Castor") entered into a management agreement with the predecessor of the Issuer, Pharma Investing News, Inc. (the "Issuer's Predecessor"), pursuant to which the Issuer's Predecessor issued 10,000,000 shares of common stock to Castor as compensation for performing consultant services. Pursuant to a prior agreement, the Reporting Person became a beneficial owner of these shares of common stock. This issue increased Castor's direct ownership and, indirectly, the Reporting Person's beneficial ownership from 0 to 10,000,000 shares of common stock and their beneficial ownership percentages from 0% to 65.1%.

On December 13, 2013, the Reporting Person entered into a management and bonus agreement with the Issuer's Predecessor, pursuant to which the Issuer's Predecessor issued to the Reporting Person 1,000,000 restricted common shares as compensation for performing consultant services. This issue increased the Reporting Person's direct beneficial ownership from 0 to 1,000,000 shares of common stock and his overall beneficial ownership from 10,000,000 to 11,000,000 shares of common stock. In this transaction, the Reporting Person's ownership percentage increased from 96.5% to 96.8%. (Previously such interest had increased to 96.5% due to the cancellation of outstanding shares of common stock.) Also on December 13, 2013, the Issuer's Predecessor entered into a takeover agreement with Immunoclin Limited, a United Kingdom corporation ("IMC"), to acquire 100% of the issued and outstanding shares of common stock of IMC from its founder and sole shareholder, Dorothy Bray, in exchange for the issuance of 10,000,000 shares of the Issuer's Predecessor's stock. This issue decreased the Reporting Person's ownership percentage from 96.8% to 51.5%. Under the terms of this takeover agreement, Ms. Bray and Castor were also each to be issued 500,000 shares of Series A Preferred Stock of the Issuer. As also noted above, pursuant to a prior agreement, the Reporting Person also became a beneficial owner of the shares of Series A Preferred Stock issued to Castor.

On December 13, 2013, the Issuer's Predecessor also entered into the Control Shareholder Agreement (the "CSA") with Castor, BHD Holding B.V., Khadija Benlhassan-Chahour, Ph.D. and CSJ Group LLC. Under the terms of the CSA, Castor and the other control shareholders agreed to place all 1,000,000 shares of the issued and outstanding Series A Preferred Stock under the beneficial control of the control shareholders in pool with an escrow agent. As of the date hereof, there are 1,000,000 shares of Series A Preferred Stock issued and outstanding. The Certificate of Designation, Preferences and Rights of Series A Preferred Stock (the "Certificate of Designation") established the Series A Preferred Stock as a new class of the Issuer's securities. The Certificate of Designation states, in part, that for as long as there are any of the shares of Series A Preferred Stock issued and outstanding, the holders of such shares, voting separately as a class, will have the right to vote on all shareholder matters equal to 51% of the total vote. In addition, for as long as there are any of the shares of Series A Preferred Stock issued and outstanding, the Issuer will not, without the affirmative vote of at least 66-2/3% of the outstanding Series A Preferred stockholders, (i) amend, alter or repeal any provision of the Articles of Incorporation or the Bylaws of the Issuer that may adversely affect the rights or preferences of the Series A Preferred Stock, (ii) effect reclassification of the Series A Preferred Stock, or (iii) designate any additional series of preferred stock that may adversely affect the rights or preferences of the Series A Preferred Stock. Finally, the Certificate of Designation prohibits the Issuer, without the affirmative vote of at least 66-2/3% of the outstanding Series A Preferred stockholders, from amending, altering or repealing any provision of the Certificate of Designation; provided, however, that the Issuer is permitted to make corrective or similar changes to the Certificate of Designations. The foregoing description of the terms of the Series A Preferred Stock is qualified in its entirety by the provisions of the Certificate of Designation filed as Exhibit 3.1 of the Issuer's Current Report on Form 8-K dated February 6, 2014.

On January 14, 2015, the Reporting Person entered into a Stock Purchase Agreement with Castor, pursuant to which Castor sold its 10,000,000 shares of common stock of the Issuer to the Reporting Person. This increased the Reporting Person's direct ownership from 1,000,000 to 11,000,000 shares of common stock, with the Reporting Person's overall beneficial ownership remaining at 11,000,000. Both before and after this transaction, the Reporting Person's beneficial ownership percentage was 38.2% of the shares of common stock. Also on January 14, 2015, the Reporting Person entered into a Stock Purchase Agreement, pursuant to which Castor sold its 500,000 shares of Series A Preferred Stock of the Issuer to the Reporting Person.

The Reporting Person retains the right to change his investment intent, from time to time to acquire additional Shares or other securities of the Issuer, or to sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law. The Reporting Person may engage from time to time in transactions with financial institutions and other parties with respect to the Shares as permitted by law. Other than as described above, the Reporting Person currently has no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The responses to Items 7 to 13 on page two of this Schedule 13D are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by the Reporting Person set forth on page two as of the date hereof is based on 28,831,154 Shares outstanding on December 22, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2014, which is the Issuer's most recently available quarterly or annual report with the Securities and Exchange Commission disclosing such information.

(c)	Not applicable.

(d)	The Reporting Person does not know of any person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than reported in Item 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between such person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Management and Bonus Agreement, dated December 13, 2013 (incorporated by reference to Exhibit 10.5 of the Issuer's Predecessor's Current Report on Form 8-K dated December 20, 2013).

Exhibit 2	Control Shareholder Agreement, dated December 13, 2013 (incorporated by reference to Exhibit 10.1 of the Issuer's Predecessor's Current Report on Form 8-K dated December 20, 2013).

Exhibit 3	Certificate of Designation (incorporated by reference to Exhibit 3.1 of the Issuer's Current Report on Form 8-K dated February 6, 2014).

Exhibit 4	Stock Purchase Agreement, dated January 14, 2015 (10,000,000 shares of common stock).

Exhibit 5	Stock Purchase Agreement, dated January 14, 2015 (500,000 shares of Series A Preferred Stock).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2016

Signature:

RAYMOND C. DABNEY

By:	/s/ Raymond C. Dabney
Raymond C. Dabney